Exhibit 4.6

Description of Bogota Financial Corp.’s Securities

General

Bogota Financial Corp. is authorized to issue 30,000,000 shares of common stock, par value of $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. Each share of common stock has the same relative rights as, and will be identical in all respects to, each other share of common stock.  All of the shares of common stock will be duly authorized, fully paid and non-assessable.

Common Stock

Dividends.  Bogota Financial Corp. may pay dividends on its common stock if, after giving effect to such distribution, (1) it would be able to pay its indebtedness as the indebtedness comes due in the usual course of business and (2) its total assets exceed the sum of its liabilities and the amount needed, if it were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any holders of capital stock who have a preference upon dissolution.  The holders of common stock will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor.  If Bogota Financial Corp. issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights.  The holders of common stock have exclusive voting rights in Bogota Financial Corp.  They elect its board of directors and act on other matters required to be presented to them under Maryland law or otherwise presented to them by the board of directors.  Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors.  Any person, other than Bogota Financial, MHC, who beneficially owns more than 10% of the then-outstanding shares of common stock, however, is not entitled or permitted to vote any shares of common stock held in excess of the 10% limit absent certain exceptions.  If Bogota Financial Corp. issues shares of preferred stock, holders of the preferred stock may also possess voting rights.  Amendments to the articles of incorporation generally require, in addition to majority approval by the board of directors, a two-thirds approval of the outstanding shares eligible to vote, and certain amendments require the approval of 80% of the outstanding shares eligible to vote.

As a New Jersey-chartered stock savings bank, corporate powers and control of Bogota Savings Bank are vested in its board of directors, who elect the officers of Bogota Savings Bank and who fill any vacancies on the board of directors.  Voting rights in Bogota Savings Bank are vested exclusively in the sole owner of the shares of capital stock of Bogota Savings Bank, Bogota Financial Corp., and voted at the direction of Bogota Financial Corp.’s board of directors.  Consequently, the holders of the common stock of Bogota Financial Corp. do not have direct control of Bogota Savings Bank.

Liquidation.  Upon any liquidation, dissolution or winding up of Bogota Savings Bank, Bogota Financial Corp., as the holder of 100% of Bogota Savings Bank’s capital stock, would be entitled to receive all assets of Bogota Savings Bank available for distribution, after payment or provision for payment of all debts and liabilities of Bogota Savings Bank, including all deposit accounts and accrued interest thereon.  Upon any liquidation, dissolution or winding up of Bogota Financial Corp., the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Bogota Financial Corp. available for distribution.  If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock upon any liquidation or dissolution.

Preemptive Rights; Redemption.  Holders of the common stock of Bogota Financial Corp. are not entitled to preemptive rights with respect to any shares that may be issued, unless such preemptive rights are approved by the board of directors.  The common stock is not subject to redemption.

Dissenters’ Rights of Appraisal.  Bogota Financial Corp.’s articles of incorporation provide that Bogota Financial Corp.’s stockholders are not entitled to dissenters’ rights of appraisal with respect to a merger or consolidation of Bogota Financial Corp. with another corporation unless the board of directors determines by a resolution approved by a majority of directors then in office that dissenters’ rights shall apply to all or any classes of stock.

Preferred Stock

Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine.  The board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and reorganization rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Bogota Financial Corp.’s Articles of Incorporation and Bylaws

Bogota Financial Corp.’s articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of stockholders that might discourage future takeover attempts.  As a result, stockholders who may desire to participate in such transactions may not have an opportunity to do so.  In addition, these provisions will also render the removal of Bogota Financial Corp.’s board of directors or management more difficult.

Directors. The board of directors will be divided into three classes.  The members of each class will be elected for a term of three years and only one class of directors will be elected annually.  Therefore, it would take at least two annual elections to replace a majority of our directors.  The bylaws establish qualifications for board members, including:

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a prohibition on service as a director by a person (1) who within the past ten years has been the subject of a supervisory or enforcement action by a financial or securities regulatory agency that resulted in a cease and desist, consent or other formal order or an agreement or other written statement that is subject to public disclosure by such agency, (2) who has been convicted of a crime involving dishonesty or breach of trust that is punishable by imprisonment for a term exceeding one year under state or federal law, or (3) who is currently charged in an information, indictment or other complaint with the commission of or participation in a crime described in clause (2);

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a prohibition on service as a director by a person who is a director, trustee, officer, employee or a 10% stockholder of a competitor of Bogota Savings Bank or any other subsidiary of Bogota Financial Corp.;

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a prohibition on any director who does not agree in writing to comply with all Bogota Financial Corp. policies applicable to directors, in addition to written confirmation that such director is qualified to serve;

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a prohibition on any director who does not confirm in writing that he or she is not party to any agreement or understanding with respect to how he or she would act or vote on any issue or question before the board of directors or that would otherwise impact his or her ability to discharge his or her fiduciary duties as a director;

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a prohibition on service by nominees or representatives (as defined in applicable Federal Reserve Board regulations) of another person who would not be eligible for service or of an entity the partners or controlling persons of which would not be eligible for service; and

•	that no person may be appointed, re-appointed, elected or re-elected as a director following his or her attaining the age of 75.

The bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the submission of proposals by stockholders of business to be acted upon at an annual meeting of stockholders.  Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Evaluation of Offers.  The articles of incorporation of Bogota Financial Corp. provide that its board of directors, when evaluating a transaction that would or may involve a change in control of Bogota Financial Corp. (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of Bogota Financial Corp. and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:

•	the economic effect, both immediate and long-term, upon Bogota Financial Corp.’s stockholders, including stockholders, if any, who do not participate in the transaction;

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the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, Bogota Financial Corp. and its subsidiaries and on the communities in which Bogota Financial Corp. and its subsidiaries operate or are located;

•	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of Bogota Financial Corp.;

•	whether a more favorable price could be obtained for Bogota Financial Corp.’s stock or other securities in the future;

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the reputation and business practices of the other entity to be involved in the transaction, including its management and affiliates, and how they would affect the employees of Bogota Financial Corp. and its subsidiaries;

•	the future value of the stock or any other securities of Bogota Financial Corp. or the other entity to be involved in the proposed transaction;

•	any anti-trust or other legal and regulatory issues that are raised by the proposal;

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the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

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the ability of Bogota Financial Corp. to fulfill its objectives as a financial institution holding company and the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

If the board of directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.

Restrictions on Calling Special Meetings.  The bylaws provide that special meetings of stockholders can be called by only the Chairperson of the Board or a majority of the total number of directors that Bogota Financial Corp. would have if there were no vacancies on the board of directors, or the Secretary upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Prohibition of Cumulative Voting.  The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation of Voting Rights.  The articles of incorporation provide that in no event will any person, other than Bogota Financial, MHC, who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit.  The 10% limit does not apply if, before the stockholder acquires shares in excess of the 10% limit, the acquisition is approved by a majority of the directors who are not affiliated with the holder and who were members of the board of directors before the time of the acquisition (or who were chosen to fill any vacancy of an otherwise unaffiliated director by a majority of the unaffiliated directors).

Restrictions on Removing Directors from Office.  The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of our then-outstanding capital stock entitled to vote generally in the election of directors (after giving effect to the limitation on voting rights discussed above in “Limitation of Voting Rights”), voting together as a single class.

Stockholder Nominations and Proposals.  The bylaws provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at an annual meeting of stockholders must submit written notice to Bogota Financial Corp. between 90 and 120 days before the anniversary date of the proxy statement relating to the previous year’s annual meeting.  However, if less than 90 days’ prior public disclosure of the date of the meeting is given to stockholders and the date of the annual meeting is advanced by more than 30 days, or delayed by more than 30 days from the anniversary date of the preceding year’s annual meeting, then stockholders must submit written notice to Bogota Financial Corp. no later than 10 days following the day on which public disclosure of the date of the meeting is first made.  Stockholder submissions regarding nominations or business proposals must contain certain information as set forth in the bylaws.

Authorized but Unissued Shares.  After the reorganization, Bogota Financial Corp. will have authorized but unissued shares of common and preferred stock.  Bogota Financial Corp. is authorized to issue preferred stock from time to time in one or more series, subject to applicable provisions of law, and the board of directors is authorized to fix the preferences, reorganization and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of such shares.  In addition, the articles of incorporation provide that a majority of the total number of directors that Bogota Financial Corp. would have if there were no vacancies on the board of directors may, without action by the stockholders, amend the articles of incorporation to increase or decrease the aggregate number of shares of stock of any class or series that Bogota Financial Corp. has the authority to issue.  If there is a proposed merger, tender offer or other attempt to gain control of Bogota Financial Corp. that the board of directors does not approve, it would be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction.  An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of Bogota Financial Corp.

Amendments to Articles of Incorporation and Bylaws. Except as provided under “Authorized but Unissued Shares,” above, regarding the amendment of the articles of incorporation by the board of directors to increase or decrease the number of shares authorized for issuance, or as otherwise allowed by law, any amendment to the articles of incorporation must be approved by our board of directors and also by two-thirds of the outstanding shares of our voting stock (after giving effect to the limitation on voting rights discussed above in “Limitation of Voting Rights”); provided, however, that any amendment to the articles of incorporation that is approved by at least two-thirds of our board of directors need only be approved by a majority of the outstanding shares of our voting stock. Notwithstanding the forgoing, approval by at least 80% of the outstanding voting stock (after giving effect to the limitation on voting rights discussed above in “Limitation of Voting Rights”) is generally required to amend the following provisions:

1.	The limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

2.	The management of Bogota Financial Corp. by the board of directors and division of the board of directors into three staggered classes;

3.	The ability of the board of directors to fill vacancies on the board;

4.	The prohibition against cumulative voting;

5.	The requirement that at least two-thirds of the voting power of the stockholders must vote to remove directors, and such removal may be for cause only;

6.	The ability of the board of directors to amend and repeal the bylaws and the required stockholder vote to amend or repeal the bylaws;

7.	The ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire Bogota Financial Corp.;

8.	The authority of the board of directors to provide for the issuance of preferred stock;

9.	The validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock;

10.	The number of stockholders constituting a quorum or required for stockholder consent;

11.	The provisions regarding stockholder proposals and nominations;

12.	The indemnification of current and former directors and officers, as well as employees and other agents, by Bogota Financial Corp.;

13.	The limitation of liability of officers and directors to Bogota Financial Corp. for money damages; and

14.

The provision of the articles of incorporation requiring approval of at least 80% of the outstanding voting stock to amend the provisions of the articles of incorporation set forth in (1) through (13) of this list and the provisions related to amendment of the articles of incorporation and bylaws.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of the total number of directors that Bogota Financial Corp. would have if there were no vacancies on the board of directors or by the stockholders by the affirmative vote of at least 80% of the votes entitled to be cast in the election of directors (after giving effect to the limitation on voting rights discussed above in “Limitation of Voting Rights”).

Maryland Corporate Law

Business Combinations.  Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder.  These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates or issuance or reclassification of equity securities.  Maryland law defines an interested stockholder as:  (1) any person who beneficially owns 10% or more of the voting power of a corporation’s voting stock after the date on which the corporation had 100 or more beneficial owners of its stock; or (2) an affiliate or associate of the corporation at any time after the date on which the corporation had 100 or more beneficial owners of its stock who, within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation.  A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder.  However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:  (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation excluding shares held by the interested stockholder with whom the business combination is to be effected or held by an affiliate or associate of the interested stockholder.  These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

Control Share Acquisitions.  The Maryland General Corporation Law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the shares entitled to be voted on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation.  The Maryland General Corporation Law defines “control shares” and “control share acquisition,” describes shares and transactions that are excepted from the definition of “control shares” and “control share acquisitions,” and provides for the rights and obligations of an acquiror that initiates a “control share acquisition.”  A Maryland corporation may include in its bylaws a provision that makes the Maryland Control Share Acquisition law inapplicable, and as a subsidiary of a mutual holding company, the board of directors of Bogota Financial Corp. has approved a bylaws that make the Maryland Control Share Acquisition law inapplicable.

Reorganization Regulations

Federal Reserve Board regulations provide that, except with the prior approval of the Federal Reserve Board, no person for a period of three years following the date the completion of the stock offering may directly or indirectly acquire or offer to acquire the beneficial ownership of more than 10% of any class of capital stock of Bogota Financial Corp.

Change in Control Regulations

Under the Change in Bank Control Act, no person, or group of persons acting in concert, may acquire control of a bank holding company such as Bogota Financial Corp. unless the Federal Reserve Board has been given 60 days’ prior written notice and not disapproved the proposed acquisition.  The Federal Reserve Board considers several factors in evaluating a notice, including the financial and managerial resources of the acquirer and competitive effects.  Control, as defined under the applicable regulations, means the power, directly or indirectly, to direct the management or policies of the company or to vote 25% or more of any class of voting securities of the company. Acquisition of more than 10% of any class of a bank holding company’s voting securities constitutes a rebuttable presumption of control under certain circumstances, including where, as will be the case with Bogota Financial Corp., the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

In addition, federal regulations provide that no company may acquire control (as defined in the Bank Holding Company Act) of a bank holding company without the prior approval of the Federal Reserve Board.  Any company that acquires such control becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board.